UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 8, 2008

Commission File Number: 001-33916

ASIA SPECIAL SITUATION ACQUISITION CORP.

c/o M&C Corporate Services Limited
P.O. Box 309 GT, Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

IMPORTANT NOTICES

ASIA SPECIAL SITUATION ACQUISITION CORP. (“ASSAC”) AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ASSAC’S SHAREHOLDERS TO BE HELD TO APPROVE THE STOCK PURCHASE AGREEMENT (DEFINED HEREIN), AND THE TRANSACTIONS CONTEMPLATED THEREIN. SHAREHOLDERS OF ASSAC AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, ASSAC’S PROXY STATEMENT IN CONNECTION WITH ASSAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING BECAUSE THE PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION.

SUCH PERSONS ARE ALSO ADVISED TO READ ASSAC’S FINAL PROSPECTUS DATED JANUARY 16, 2008 FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF ASSAC’S OFFICERS AND DIRECTORS AND THEIR RESPECTIVE INTERESTS SHOULD THE STOCK PURCHASE AGREEMENT BE CONSUMMATED.

THE PROXY STATEMENT WILL BE MAILED TO SHAREHOLDERS AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE STOCK PURCHASE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREIN. SHAREHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE PROXY STATEMENT, WITHOUT CHARGE, BY DIRECTING A REQUEST TO:

ASIA SPECIAL SITUATION ACQUISITION CORP.
C/O M&C CORPORATE SERVICES LIMITED
P.O. BOX 309 GT, UGLAND HOUSE
SOUTH CHURCH STREET
GEORGE TOWN, GRAND CAYMAN
CAYMAN ISLANDS

THE FINAL PROSPECTUS CAN BE OBTAINED, WITHOUT CHARGE, AT THE SECURITIES AND EXCHANGE COMMISSION’S INTERNET SITE AT HTTP://WWW.SEC.GOV.

Entry Into a Material Definitive Agreement.

On July 8, 2008, Asia Special Situation Acquisition Corp., a Cayman Islands corporation (“ASSAC”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with China Tel Group, Inc. (“ChinaTel”) and Trussnet USA, Inc. (“Trussnet”).   The Stock Purchase Agreement provides for the investment by ASSAC into ChinaTel of between $201,675,000 and $270,000,000 at a price of $2.25 per share.   All of the proceeds from the sale of the ChinaTel securities will go to ChinaTel, and no shareholders of ChinaTel are selling their shares.

ASSAC is a business combination company formed to make acquisitions of businesses located in Asia or providing products or services to customers in Asia, and its ordinary shares trade on the American Stock Exchange under the symbol "CIO."  ASSAC maintains $115,000,000 in trust which is available for any business combination or acquisition approved by the holders of a majority of its publicly traded shares voted at a meeting, provided less than 35.0% of the publicly traded shares both vote against the business combination and elect to redeem their shares.

In May 2008, ChinaTel acquired the China business operations of Trussnet, a telecommunication engineering and construction firm. Trussnet and its controlled subsidiaries are parties to a series of contracts with CECT-ChinaComm Communications Ltd. ("ChinaComm"), a licensed telecommunications corporation organized under the laws of the People’s Republic of China. The contracts call for Trussnet and its subsidiaries to engineer, install and operate a next generation wireless Internet access network to bring high-speed wireless broadband services to mainland Chinese residents, businesses and government agencies. It is expected that Trussnet and its subsidiaries will serve as exclusive contractor for the operation of a 3.5 GHz world-wide interoperability for microwave access ("WiMAX") and Mesh Wi-Fi broadband network in 29 major cities throughout the People’s Republic of China (the “WiMAX Installations”). ChinaComm currently possesses a short-term WiMAX license from the Ministry of Information and Industry of China (the “MII”). The WiMAX Installations will be operated by ChinaComm under a renewed WiMAX license expected to be issued by the MII within the next 60 days. Upon consummation of ASSAC's purchase of a majority of ChinaTel's capital stock, an aggregate of not less than $196,000,000 shall be utilized by ChinaTel to finance the installation and operation of the WiMAX Installation, and a controlled ChinaTel subsidiary will acquire a 49% equity interest in an operating affiliate of ChinaComm. ChinaTel is obligated to provide funding to ChinaComm within 20 business days after the renewed WiMAX license is issued by the MII.

WiMAX has significant worldwide support of many global tier-one telecommunication providers, including Sprint, British Telecom, AT&T, Deutsche Telecom, Clearwire and Qwest, who are all members of the WiMAX Forum, a leading industry trade group. According to BDA, an independent Hong Kong telecommunications consultant, China is the largest Internet market in the world, and estimated demand for Internet access in China has grown by 37% per annum over the past five years, currently adding 200,000 new Internet users per day.

Under the terms of the Stock Purchase Agreement, in the event ASSAC consummates the transaction with ChinaTel, ASSAC will acquire not less than 51% of the issued and outstanding shares of Class A common stock of ChinaTel at the time of closing through the purchase of either Class A common stock or a combination of Class A common stock and shares of ChinaTel’s voting Series A preferred stock convertible into ChinaTel’s Class A common stock.  The per share price for ChinaTel's Class A common stock is $2.25 per share.  ASSAC is also to receive shares of ChinaTel’s Class B common stock in such amount that will assure that ASSAC will receive 51% of the voting power of all classes of common stock of ChinaTel at the time of the closing of the transaction. The Class B common stock have no economic value, but vote at each regular or special stockholders meeting of ChinaTel the rate of 10 votes per share. Attached as Exhibit 10.1 to this Form 6-K is a copy of the Stock Purchase Agreement.

ASSAC’s obligation to purchase ChinaTel securities is subject to certain closing conditions, including, but not limited to, completion of a satisfactory due diligence investigation (including legal confirmation of a renewed WiMAX license on satisfactory terms and conditions), securing shareholder approval for the transaction and raising of funding in ASSAC (in addition to the amount maintained in trust) of not less than an additional $115,000,000.

 There can be no assurance that the renewed WiMAX license will be issued to ChinaComm or that the transactions contemplated by the Stock Purchase Agreement with ChinaTel will be consummated.

Regulation FD Disclosure.

On July 9, 2008, ASSAC was advised that Angela Ho, the Chairman and Chief Executive Officer of ASSAC sent an email letter to certain of the shareholders of ASSAC, purportedly on behalf of herself, Peter Kjaer and Stuart Sundlun (also directors of ASSAC) requesting that such shareholders call a special or extraordinary meeting of the shareholders of ASSAC to “address the validity of and rationale for the changes to the form and governance of the Company that took place at the meeting of the Directors on May 9, 2008, and if the shareholders so choose, to elect a new slate of directors.” This letter was not sent to all shareholders and was not authorized by the board of directors.

    Ms. Ho’s letter alleges that a “dispute” has developed among the members of the board of directors, and that although she remains Chairman and Chief Executive Officer, “those titles effectively mean nothing because, as things now stand, I have no power to make or influence business decisions.” Ms. Ho’s conclusions appear to stem from a May 9, 2008 board meeting. As reported in ASSAC’s Form 6-K filed with the SEC on May 15, 2008, at such May 9, 2008 board meeting, among other things, ASSAC appointed Keith Laslop as a director (thereby increasing the entire board to eight persons), and formed a three person business combination committee to review and present proposed acquisition opportunities to the board of directors.

ASSAC and the majority of the board of directors do not agree with Ms. Ho’s conclusions, and believe that her letter is both misleading and fails to accurately reflect the facts. Ms. Ho remains the Chairman and CEO of ASSAC, and she and Messrs. Kjaer and Sundlun continue to have one vote each on all board resolutions, with Ms. Ho holding a second vote in the event of a deadlock vote. The increase in the original six person board to eight directors was intended solely to comply with the independent director requirements of the American Stock Exchange and to insure that ASSAC qualified as a foreign private issuer, as disclosed in the May 15, 2008 Form 6-K. Such actions were taken in accordance with all appropriate corporate governance procedures. At no time has Ms. Ho been rendered (as she alleges) a “powerless figurehead”. In addition, she and Messrs. Sundlun and Kjaer have received extensive materials concerning the proposed ChinaTel transaction and any other matters to be submitted to the directors.

    Ms. Ho also alleges the existence of an “agreement” to increase the size of the ASSAC board by adding three additional directors and to increase the size of the business combination committee. Although no such formal agreement was ever made, at a board meeting held on July 8, 2008 at which all eight directors were present in person or by telephone, among other items, Ms. Ho proposed that the board vote to approve the following acts all to be executed simultaneously (a) addition to the board of two persons nominated by Ms. Ho; (b) addition to the board of one person nominated by and acceptable to the entire board; and (c) resignation of Ms. Ho as Chairman of the board. Subject to satisfactory background checks and an agreed upon selection process for the third nominee, the remaining directors agreed in principle with Ms. Ho’s proposal. Thereafter, when it was proposed that the board discuss in detail the proposed ChinaTel transaction and vote upon the Stock Purchase Agreement referred to above, Ms. Ho and Messrs. Sundlun and Kjaer refused to participate and left the meeting. The remaining five directors thereupon continued the board meeting and (a) approved the terms and conditions of the Stock Purchase Agreement with ChinaTel, and (b) adopted a resolution to accept Ms. Ho’s proposal to increase the board of directors by three persons and proceed with a search for the eleventh director.

As stated above, the majority of the Board of Directors of ASSAC believes that, with full regard for all legal and regulatory obligations while maintaining proper checks and balances in the use of the company’s resources, it has done everything possible to further the interests of ASSAC to enable it to obtain its objectives as promptly as possible. ASSAC is prepared to move forward to both (i) implement the proposal suggested by Ms. Ho and approved by a majority of the board of directors, and (ii) continue its due diligence and related efforts with regard to the ChinaTel opportunity and to submit the same to the ASSAC shareholders for their consideration. At the same time, the board of directors will continue to consider all other business combination opportunities deemed appropriate and within the stated objectives of ASSAC. Accordingly, a majority of the members of the ASSAC board of directors do not believe that the extraordinary meeting of shareholders requested by Ms. Ho is either warranted or appropriate at this time.

Exhibits.

Exhibit Number	Description

10.1	Stock Purchase Agreement dated as of July 8, 2008 by and among Asia Special Situation Acquisition Corp., China Tel Group, Inc. and Trussnet USA, Inc.
10.2	Letter from Angela Ho to certain shareholders of Asia Special Situation Acquisition Corp.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

ASIA SPECIAL SITUATION ACQUISITION CORP.

July 10, 2008	By:
/s/ Gary T. Hirst
Dr. Gary T. Hirst
President